Rec'd 12/7/07



CM

SECURITIES A[illegible]
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2007 Estimated average burden hours per response.... 12.00

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 41750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Essex National Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Gateway Road West
(No. and Street)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 1 3 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

Napa (City) **CA** (State) **94558** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ella Sankisov **(707) 251-2184**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Drive (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

PROCESSED
JAN 28 2008
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1/25/08 [illegible]

OATH OR AFFIRMATION

I, Scott K. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex National Securities, Inc, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

President and Chief Executive Officer
Title


Notary Public


MARGARET GEDDES
Commission # 1547562
Notary Public - California
Napa County
My Comm. Expires Jan 27, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Essex National Securities, Inc.

Statement of Financial Condition Report
December 31, 2006

Filed as PUBLIC Information Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Stockholder and Board of Directors
Essex National Securities, Inc.
Napa, California

We have audited the accompanying statement of financial condition of Essex National Securities, Inc. (the Company) as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial conditions is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Essex National Securities, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
March 30, 2007

Essex National Securities, Inc.

Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	1,255,206
Deposits with clearing broker and clearing organization		120,007
Receivable from clearing broker		183,182
Marketable securities, at fair value		110,240
Commissions receivable		321,655
Due from affiliates		7,610
Prepaid expenses		156,412
Other assets		15,587
Total assets	$	2,169,899
Liabilities and Stockholder's Equity		
Liabilities		
Due to affiliates	$	139,229
Commissions payable		219,609
Accounts payable and accrued expenses		418,304
Total liabilities		777,142
Stockholder's Equity		
Common stock, $1 par value, 200 shares authorized, issued and outstanding		200
Additional paid-in capital		4,029,844
Retained earnings		(2,637,287)
Total stockholder's equity		1,392,757
Total liabilities and stockholder's equity	$	2,169,899

The accompanying notes are an integral part of this statement of financial condition.

Essex National Securities, Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Essex National Securities, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly owned subsidiary of Essex National Financial Services, LLC (the Parent or ENFS). The Parent is ultimately owned by Addison Avenue Federal Credit Union (Addison).

In the normal course of business, the Company engages in, and earns commissions from, the distribution of mutual funds and variable annuities. The Company maintains no margin accounts. The Company also engages in transactions involving corporate over-the-counter equity securities, corporate debt securities, United States government debt securities and municipal debt securities. With the exception of variable and fixed annuity sales and certain mutual fund applications, all business is transacted on a fully disclosed basis through the Company's clearing broker.

The Company's business is primarily conducted in the northeast region of the United States. The majority of the Company's commission revenue is derived from the distribution of variable and fixed annuity products and mutual funds.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Pursuant to a Purchase Agreement (Agreement) executed on January 26, 2006, between the Company's previous Parent, Essex Holding Company, Inc. and Essex National Financial Services, LLC (the Purchaser) on or about February 28, 2006 (the Closing Date), all of the Company's issued and outstanding capital stock was acquired (the Acquisition) by Purchaser.

In addition, the Agreement provided that ENFS purchased certain assets used in the operation of the Company's securities business that are owned by the Company. The assets include the Company's rights under certain agreements with third parties, as well as furniture and fixtures, and certain software licenses. Further the Agreement provides that ENFS will purchase from the Company the issued and outstanding capital stock of certain insurance agency affiliates of the Company.

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: The Company has defined cash and cash equivalents as short-term, highly liquid securities and federal funds sold with original maturities of less than 90 days that are not used for trading purposes. Included in cash and cash equivalents is restricted cash in the amount of $149,597 that has been segregated in a special reserve account or the benefit of customers.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Marketable securities: Securities transactions and related revenues and expenses are recorded on a trade-date basis. Marketable securities are recorded at market value based on quoted market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. The resulting unrealized gains and losses are reflected in other revenue on the statement of operations.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or contract amounts and are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of change in tax laws and rates on the date of enactment.

Reclassification: Certain items in the financial statements have been reclassified to conform to the 2006 presentation.

Recent accounting pronouncements: In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157, among other things, defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for the Company on January 1, 2008. The Company does not expect the application of SFAS 157 to have a material effect on the accompanying financial statement.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-that-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. The Company does not expect the application of FIN 48 to have a material effect on the accompanying financial statement.

Note 2. Related Party Transactions

At December 31, 2006, included in commissions payable is $213,494 due to affiliates.

Note 3. Income Taxes

The Company's deferred tax asset of $1,287,627 at December 31, 2006, arises from the future tax benefits of the net operating loss carryforwards for federal, state and local tax purposes. The deferred tax asset has been fully provided with a valuation allowance at December 31, 2006. The valuation allowance increased by $1,140,624 during the year ended December 31, 2006.

As of December 31, 2006, the Company had net operating loss carryforwards of $5,181,041 for state tax purposes which will expire if not utilized beginning in 2012.

Note 4. Commitments and Contingent Liabilities

In the ordinary course of its business, the Company is party to a number of legal proceedings as plaintiff and defendant. In those matters where the Company is named as a defendant, the Company has strong defenses and intends to vigorously defend itself against the claims asserted. Regardless, the Company believes that the amount for which it may be held liable, if any, will not have a material adverse effect on its financial condition or results of operations.

Note 5. Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include its clearing broker-dealer, banks and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

The Company maintains deposits with high quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 6. Indemnifications

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Note 7. Regulatory Requirements

As a registered broker dealer, the Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $915,830 which was $665,830 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.85 to 1. The net capital rules may effectively restrict the payment of cash dividends.

END